UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-
1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Bare Escentuals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

067511105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 067511105

1.	Names of Reporting Persons Leslie A. Blodgett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 938,369 shares (1)

	6.	Shared Voting Power 4,697,093 shares (2)

	7.	Sole Dispositive Power 938,369 shares (1)

	8.	Shared Dispositive Power 4,697,093 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,635,462 shares (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%(4)

12.	Type of Reporting Person (See Instructions) IN

(1)   Includes options to purchase 48,641 shares immediately exercisable as of December 31, 2007.

(2)   Includes 300 shares held by Ms. Blodgett’s husband as UTMA custodian for Ms. Blodgett’s son for which Ms. Blodgett’s husband has sole voting and investment power, and 4,696,793 shares held of record by trusts for which Ms. Blodgett and her husband have shared voting and investment power.

(3)   Ms. Blodgett disclaims beneficial ownership of 300 shares held by Ms. Blodgett’s husband as UTMA custodian for her son for which Ms. Blodgett’s husband has sole voting and investment power, except to the extent of her pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(4)   Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No. 067511105

1.	Names of Reporting Persons The Blodgett Family Trust dated June 7, 2004

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of California, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,696,793 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 4,696,793 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,696,793 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%(1)

12.	Type of Reporting Person (See Instructions) OO

(1)   Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

Item 1.
	(a)	Name of Issuer Bare Escentuals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105

Item 2.
(a)

Name of Person Filing
This Statement is being filed by Leslie A. Blodgett and the Blodgett Family Trust.  Ms. Blodgett and the Blodgett Family Trust are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

(b)

Address of Principal Business Office or, if none, Residence
The address of Ms. Blodgett and the Blodgett Family Trust is c/o Bare Escentuals, Inc. 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

	(c)	Citizenship Ms. Blodgett is a United States citizen. The Blodgett Family Trust was formed in the State of California, United States.
	(d)	Title of Class of Securities Common stock, $0.001 par value per share
	(e)	CUSIP Number 067511105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Ms. Blodgett: 5,635,462 Shares (1)

Blodgett Family Trust: 4,696,793 Shares
	(b)	Percent of class (2): Ms. Blodgett: 6.2% Blodgett Family Trust: 5.2%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Ms. Blodgett: 938,369 Shares (3) Blodgett Family Trust: 4,696,793 Shares
(ii)	Shared power to vote or to direct the vote

Ms. Blodgett: 4,697,093 Shares (4)

Blodgett Family Trust: 0 Shares
(iii)	Sole power to dispose or to direct the disposition of

Ms. Blodgett: 938,369 Shares (3)

Blodgett Family Trust: 4,696,793 Shares
(iv)	Shared power to dispose or to direct the disposition of

Ms. Blodgett: 4,697,093 Shares (4)

Blodgett Family Trust: 0 Shares

(1)  Ms. Blodgett disclaims beneficial ownership of 300 shares held by Ms. Blodgett’s husband as UTMA custodian for her son for which Ms. Blodgett’s husband has sole voting and investment power, except to the extent of her pecuniary interest therein, and this report shall not be deemed an admission for purposes of Sections 13(d) or 13(g) or any other purpose.

(2)  Based on 91,132,738 shares of Common Stock of Bare Escentuals, Inc. outstanding as of November 9, 2007, as reported by Bare Escentuals, Inc. in its 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 14, 2007.

(3)  Includes options to purchase 48,641 shares immediately exercisable as of December 31, 2007.

(4)  Includes 300 shares held by Ms. Blodgett’s husband as UTMA custodian for Ms. Blodgett’s son for which Ms. Blodgett’s husband has sole voting and investment power, and 4,696,793 shares held of record by a trust for which Ms. Blodgett and her husband have shared voting and investment power.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	LESLIE A. BLODGETT

/s/ Leslie A. Blodgett
	Name:	Leslie A. Blodgett

BLODGETT FAMILY TRUST DATED JUNE 7, 2004

	By:	/s/ Leslie A. Blodgett
	Name:	Leslie A. Blodgett
	Title:	Trustee

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (Incorporated by reference to the Schedule 13G filed by the reporting persons on February 28, 2007).